FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement which will be published in Brazil on 28 February 2012 by HSBC Seguros (Brasil) S. A., a 99.76%* directly held subsidiary of HSBC Bank Brasil S.A.

28 February 2012

HSBC SEGUROS (BRASIL) S.A.
2011 ANNUAL RESULTS - HIGHLIGHTS

- Net profit for the year ended 31 December 2011 was BRL453m, an increase of BRL133m, or 41.6%, compared to BRL320m in 2010.

- Profit before tax and profit sharing for the year ended 31 December 2011 was BRL658m, an increase of BRL204m, or 44.9%, compared to BRL454m in 2010.

- Earned premiums for the year ended 31 December 2011 were BRL766m, an increase of BRL156m, or 25.6%, compared to BRL610m in 2010. ¹

- Insurance claims for the year ended 31 December 2011 were BRL254m, an increase of BRL62m, or 32.3%, compared to BRL192m in 2010. ¹

- Operational expenses for the year ended 31 December 2011 were BRL184m, up BRL17m, or 10.2% compared to BRL167m in 2010.

- Technical reserves as at 31 December 2011 were BRL506m, up BRL119m, or 30.7% compared to BRL387m as at 31 December 2010.

- Total assets as at 31 December 2011 were BRL2,683m, up BRL316m, or 13.3% compared to BRL2,367m as at 31 December 2010.

- Return on average shareholders' equity of 22.7% in 2011 (19.6% in 2010).

(1) Figures for 2010 year end have been restated, following the introduction of a new accounting rule established by the Superintendency of Private Insurance - SUSEP - in 2011.

The financial statements have been prepared and presented in accordance with the provisions of the Corporate Laws 6.404/76, 11.638/07 and 424/11, which require adherence to the Brazilian GAAP (Generally Accepted Accounting Principles) and have been audited by KPMG.

HSBC Seguros (Brasil) S.A. and its subsidiaries are required to file financial information half-yearly. The filing deadline established by the local regulator (Superintendency of Private Insurance - SUSEP) for 2012 is the 28th February. Given that the financial information will be available in the public domain, HSBC has elected to file this release.

The financial statements of HSBC Seguros (Brasil) S.A. are presented on an individual basis comprising the following subsidiaries results using the equity method:

a) HSBC Vida e Previdência (Brasil) S. A.: It was applied the equity method until 30 September, 2011 as after this date this entity was transferred from the Insurance Consolidated Group to under HSBC Serviços e Participações Group,  following an  investment restructuring decision  in Brazil,
b) HSBC Empresa de Capitalização (Brasil) S. A., and
c) HSBC Capitalização (Brasil) S. A.

Figures are stated solely in Brazilian reais (BRL).

* Percentage refers to ordinary shares only.

Media enquiries to:

Renata Binotto	Roberto Tadeu Carneiro	Alcides Ferreira Filho
Senior Press Officer	CFO Insurance Brasil	CAO HSBC Brasil
+55 41 3847- 5786	+55 41 3777- 8162	+55 41 3777- 8114
renata.binotto@hsbc.com.br	roberto.t.carneiro@hsbc.com.br	alcides.ferreira@hsbc.com.br

Notes to editors:

1. HSBC Seguros (Brasil) S.A.
HSBC Seguros (Brasil) S.A. is a subsidiary of HSBC Bank (Brasil) S.A. - Banco Múltiplo, and it is part of an integrated financial services business. The company and its subsidiaries manufacture life, personal accident policies, capitalization and pension plans, sold through the HSBC Brazil branch network, as well as independent brokers. HSBC Seguros (Brasil) S.A. and its subsidiaries had a total of 267 employees at 31 December 2011.

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa. With assets of US$2,556bn at 31 December 2011, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                   Date: 28 February 2012